

December 7, 2012

Via E-mail
Mr. William Kansky
Chief Financial Officer
Delta Tucker Holdings, Inc.
3190 Fairview Park Drive, Suite 700
Falls Church, VA 22042

   Re: **Delta Tucker Holdings, Inc.**
       Form 10-K for Fiscal Year Ended December 30, 2011
       Filed April 9, 2012
       File No. 333-173746

Dear Mr. Kansky:

   We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Delta Tucker Holdings, Inc. Results of Operations – Fiscal Year Ended December 30, 2011, page 32

1.   We note you included the results of operations for each period presented, discussing those results separately, with no comparisons to other periods because the year ended December 30, 2011 and the period from April 1, 2010 (inception) through December 31, 2010 are not comparable. Please tell us what consideration you gave to presenting pro forma financial information for the twelve months ended December 31, 2010 in a format consistent with Article 11 of Regulation S-X and providing a supplemental discussion of

the pro forma information compared to the results of operations for the year ended December 30, 2011. Such supplemental discussion may provide investors with a better context for the 2011 results in contrast to the previous twelve months of operations.

Critical Accounting Policies and Estimates

Impairment of Goodwill, page 54

2.   We note that you recorded a $33.8 million goodwill impairment in the Intelligence Training and Solutions and the Training and Mentoring reporting units in fiscal year 2011 and a $30.9 million goodwill impairment in the Training and Mentoring reporting unit in the quarter ended September 28, 2012. Please tell us how your MD&A disclosures prior to the impairments adequately addressed known trends and uncertainties that were reasonably likely to have a material impact on your results of operations. In this regard, we note no disclosure in the Forms 10-Q prior to the impairments that would indicate that an impairment was reasonably likely. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

Delta Tucker Holdings, Inc.

Notes to Consolidated Financial Statements

General

3.   We note that you have provided Condensed Financial Information of Delta Tucker Holdings, Inc. on page 149. Please tell us what consideration you gave to the disclosures required by Rule 4-08(e) of Regulation S-X.

Note 4 – Income Taxes, page 73

4.   Please tell us what consideration you gave to disclosing the components of "Loss before income taxes" as either domestic or foreign. See Rule 4-08(h)(1)(i) of Regulation S-X.

Note 8 – Commitments and Contingencies

Contingencies, page 81

5.   We note your disclosures regarding the aviation insurance carrier, Akwa Ibom International Airport, the DOJ and DCAA matters. It is unclear to us with respect to the aviation insurance carrier and Akwa Ibom International Airport matters whether you believe that there is a reasonable possibility that a loss or a loss exceeding amounts already recognized may have been incurred. Please advise. For all of the matters noted above, if there is at least a reasonable possibility that a loss or a loss exceeding amounts

already recognized may have been incurred, you should either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that an estimate cannot be made. We refer you to ASC 450-20-50. We would also note that that certain terminology in your disclosure is not consistent with that of ASC 450. For example, you refer to "potential loss," "potential damages," and "likely outcome." Please ensure that your disclosure refers to terms that are consistent with those in ASC 450. Please provide us with your proposed disclose.

Note 14 – Consolidating Financial Statements of Subsidiary Guarantors, page 91

6.   You disclose that the Senior Unsecured Notes issued by DynCorp International, Inc. ("Subsidiary Issuer") are fully and unconditionally guaranteed by the company and all of the domestic subsidiaries of the Subsidiary Issuer. We note in Section 10 of the Indenture agreement dated July 7, 2010, as filed on April 27, 2011 in Form S-4, that there are provisions under which the guarantees shall automatically terminate or the subsidiary guarantor shall be released and discharged from all obligations. Please tell us what consideration you gave to disclosing such release provisions to the full and unconditional guarantee in order to more accurately describe the qualifications to the subsidiary guarantors.

7.   Please tell us whether the release provisions noted in the comment above also apply to the parent guarantor. If these release provisions do apply to the parent guarantor, please tell us how you concluded that the parent guarantee is full and unconditional.

Disclosure Controls and Procedures, page 162

8.   We note your disclosure that you evaluated the effectiveness of your disclosure controls and procedures for the period ended July 1, 2011. Please revise and amend your Form 10-K to disclose the conclusion of your evaluation as of December 30, 2011 which is the end of the period covered by your Form 10-K. See Item 307 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Christine Davis, Assistant Chief Accountant at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief